UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 2)

SANTANDER CONSUMER USA HOLDINGS INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

80283M 101

(CUSIP Number)

December 31, 2016

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒     Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 80283M 101

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): 23-2453088 Banco Santander, S.A.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Spain
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 210,995,049
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 210,995,049
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 210,995,049
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 58.79%[1]
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

(1)Based on 358,907,550 shares of Common Stock outstanding, as of December 31, 2016, as reported by the Issuer to the Reporting Person.

CUSIP No. 80283M 101

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): 23-2453088 Santander Holdings USA, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Virginia
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 210,995,049
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 210,995,049
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 210,995,049
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 58.79%[1]
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

(1)Based on 358,907,550 shares of Common Stock outstanding, as of December 31, 2016, as reported by the Issuer to the Reporting Person.

Item 1(a). Name of Issuer.
The name of the issuer is Santander Consumer USA Holdings Inc. (the "Issuer").

Item 1(b). Address of Issuer's Principal Executive Offices.
The principal executive offices of the Issuer are located at 1601 Elm St., Suite #800, Dallas, Texas 75201.

Item 2(a). Names of Persons Filing.
This Schedule 13G is filed on behalf of each of:
Banco Santander, S.A. ("Banco Santander")
Santander Holdings USA, Inc. ("SHUSA")
SHUSA is a wholly-owned subsidiary of Banco Santander. Banco Santander and SHUSA are referred to herein collectively as the "Reporting Persons."
An agreement among the Reporting Persons that this Schedule 13 G is filed on behalf of each of them is attached hereto as Exhibit 99.1.

Item 2(b). Address or Principal Business Office or, if none, Residence.
The address of the principal office of Banco Santander is Ciudad Grupo Santander, Avda. De Cantabria, s/n 28660 Boadilla del Monte, Madrid, Spain.
The address of the principal office of SHUSA is 75 State Street, Boston, Massachusetts, 02109.

Item 2(c). Citizenship.
Banco Santander is organized under the laws of Spain.
SHUSA is organized under the laws of the Commonwealth of Virginia.

Item 2(d). Title of Class of Securities.
Common Stock, par value $0.01 per share (the "Common Stock").

Item 2(e). CUSIP Number.
80283M 101

Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-3(b) or (c), check whether the person filing is a:

☒ Not Applicable

(a)☐ Broker or dealer registered under section 15 of the Act;

(b)☐ Bank as defined in section 3(a)(6) of the Act;

(c)☐ Insurance company as defined in section 3(a)(19) of the Act;

(d)☐ Investment company registered under section 8 of the Investment Company Act of 1940;

(e)☐ An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)☐ An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)☐ A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;

(j)☐ A non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J);

(k)☐ Group, in accordance with Rule 13d-1(b)(1)(ii)(K).

Item 4. Ownership:

The information required by Item 4 is set forth in Rows 5-11 of each Reporting Person's respective cover page hereto and is incorporated herein by reference.

The Reporting Persons and DDFS LLC are parties to a Shareholders Agreement dated as of January 28, 2014 (the “Shareholders Agreement”), which provides certain board nomination rights to SHUSA and certain voting obligations in connection with those rights. The beneficial ownership reported for each Reporting Person does not include an aggregate of 34,598,506 shares of Common Stock held by DDFS LLC and the Reporting Persons currently disclaim beneficial ownership of any shares of Common Stock owned by DDFS LLC. The inclusion of the shares in this Schedule 13G shall not be deemed to be an admission of beneficial ownership of the reported shares for the purposes of Section 13(d) of the Act or otherwise. DDFS LLC is an entity affiliated with Thomas G. Dundon, the former Chairman and Chief Executive Officer of the Issuer. Pursuant to a Separation Agreement (the "Separation Agreement") dated July 2, 2015 among the Issuer, Santander Consumer USA Inc. (a wholly owned subsidiary of the Issuer), Banco Santander, SHUSA, DDFS LLC and Mr. Dundon, the Reporting Person was deemed to have delivered, as of July 3, 2015, an irrevocable notice to exercise a call option to purchase the 34,598,506 shares of the Common Stock owned by DDFS LLC, subject to the receipt of required bank regulatory approvals and any other approvals required by law (the "Call Transaction"). Pursuant to the Separation Agreement, because the Call Transaction was not consummated prior to October 15, 2015, DDFS LLC is free to transfer any or all of its shares of Common Stock, subject to the terms and conditions of the Amended and Restated Loan Agreement dated as of July 16, 2014 between DDFS LLC and Banco Santander. On August 31, 2016, Banco Santander exercised its option under the Shareholders Agreement to become the direct obligor of SHUSA’s obligation to purchase those shares of Common Stock from DDFS LLC. It is expected that Banco Santander will subsequently contribute those shares of Common Stock to SHUSA, which will be accounted for by SHUSA as an equity contribution. To date, the Call Transaction has not been consummated.

Item 5. Ownership of Five Percent or Less of a Class.
Not applicable.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.
Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.
Not applicable.

Item 8. Identification and Classification of Members of the Group.
Not applicable.

Item 9. Notice of Dissolution of Group.
Not applicable.

Item 10. Certifications.
Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2017    Banco Santander, S.A.

By:    /s/ Javier Illescas
Name:    Javier Illescas
Title:    Head of Corporate Legal

Santander Holdings USA, Inc.

By:    /s/ Gerard A. Chamberlain
Name:    Gerard A. Chamberlain
Title:    Senior Vice President and Senior Deputy General Counsel

EXHIBIT INDEX

Exhibit No.	Description
99.1	Joint Filing Agreement